

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

June 27, 2007

Via Facsimile (973) 455-4002 and US Mail

David M. Cote
Chief Executive Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

> **Re: Honeywell International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 16, 2007**
> **File No. 1-8974**

Dear Mr. Cote:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from public media reports and your website that you may have operations associated with Iran, Sudan and Syria. Iran, Sudan and Syria are identified as state sponsors of terrorism by the State Department and subject to sanctions administered by the Commerce Department's Bureau of Industry and Security and the Treasury Department's Office of

Foreign Assets Control. Your Form 10-K does not contain disclosure of activities associated with Iran, Sudan or Syria. Please describe your current, past and anticipated contacts or operations in or with Iran, Sudan and Syria, including through affiliates and other direct and indirect arrangements. Tell us whether and explain the extent to which the governments of Iran, Sudan and Syria, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Vermont's Pension Investment Committee has adopted a resolution restricting investments from companies and governments linked to terrorist activities, and those restrictions cover Iran. States including Connecticut, Maine, New Jersey, Oregon and Florida have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance